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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MICHIGAN SECURITIES INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21415 CIVIC CENTER DRIVE SUITE 200

(No. and Street)

SOUTHFIELD	MI	48076
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEANNA S. KAVANAGH   248-358-4393

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARNAGHI & SCHWARK, PLLC

(Name – *if individual, state last, first, middle name*)

30435 GROESBECK HWY	ROSEVILLE	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEANNA S. KAVANAGH , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICHIGAN SECURITIES INC. , as of DECEMBER 31 , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER
Title

SANDRA J RAYBA
NOTARY PUBLIC, STATE OF MI
COUNTY OF HILLSDALE
MY COMMISSION EXPIRES Dec 9, 2022
ACTING IN COUNTY OF Oakland

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MICHIGAN SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2019

MICHIGAN SECURITIES, INC.

Financial Statements
and Supplementary Information

December 31, 2019

TABLE OF CONTENTS   <u>PAGE NO.</u>

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Michigan Securities, Inc.
Southfield, Michigan

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Michigan Securities, Inc., as of December 31, 2019, the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Michigan Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Michigan Securities, Inc.'s management. Our responsibility is to express an opinion on Michigan Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Michigan Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information
The computations of net capital and determination of reserve requirements under rule 15c3-1 of the securities and exchange commission have been subjected to audit procedures performed in conjunction with the audit of Michigan Securities, Inc.'s financial statements. The supplementary information is the responsibility of Michigan Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computations of net capital and determination of reserve requirements under rule 15c3-1 of the securities and exchange commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as Michigan Securities, Inc.'s auditor since 2014.
Roseville, Michigan
February 19, 2020

MICHIGAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	176,259
Cash equivalents with clearing organizations		101,172
Receivable from brokers		372,860
Income taxes refundable		—
Furniture, fixtures and equipment, less depreciation		1,563
TOTAL ASSETS	$	651,854

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	85,256
Accrued expenses		394,750
Total Liabilities		480,006

STOCKHOLDERS' EQUITY

Common stock authorized, 10,000 shares; issued and outstanding, 1,000 shares	5,000
Retained earnings	166,848
Total Stockholders' Equity	171,848
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 651,854

See accompanying notes.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

Revenue:

Commissions – Investment companies	$	801,553
Commissions – Trailers		684,512
Commissions – Listed equities and other		117,212
Commissions – Annuities and insurance products		1,968,972
Investment advisory fees		911.241
Direct participation products		108,260
Interest income		6,574
Other revenue		6,637
Total revenue		4,604,961

Expenses:

Salaries, wages, commissions and benefits	4,120,499
Regulatory fees	46,847
Occupancy and equipment	75,180
Interest	1,153
Professional services	237,471
Office supplies and expenses	53,507
Other operating expenses	38,453
Fees refunded	332,399
Trade clearing costs	67,363
Total expenses	4,972,872

Loss before income taxes	(	367,911)
Income tax (expense) credit		61,000
NET LOSS	($	306,911)

See accompanying notes.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common Stock	Retained Earnings
Balance at December 31, 2018	$ 5,000	$ 473,759
Net loss for year..............................	—	(306,911)
Balance at December 31, 2019	$ 5,000	$ 166,848

See accompanying notes.

MICHIGAN SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	($ 306,911)
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:	
Depreciation	680
Changes in:	
Accounts payable	49,133
Receivables	(4,367)
Accrued expenses	90,543
Income taxes payable	(61,000)
Total adjustments	74,989
Net cash used in operating activities	(231,922)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of equipment	—
NET DECREASE IN CASH AND CASH EQUIVALENTS	(231,922)
Cash and cash equivalents – Beginning of year	509,352
Cash and cash equivalents – End of year	$ 277,430

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest	$ 1,153
Cash paid for income taxes	$ —

See accompanying notes.

NOTE 1 – ORGANIZATION

Michigan Securities, Inc. (the "Company") conducts a general securities business as a securities broker-dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The Company's client base is retail and institutional accounts located primarily in Southeastern Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses is recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time. Advisory fees are generally fixed (by individual contract) and charged on a quarterly basis when billed. Expenses for investment advisory fees due to registered representatives are recorded at the same time. Revenue as disaggregated by source is presented in the accompanying statement of operations.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2016 or state income tax examinations for years before 2015.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets using accelerated depreciation methods.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 19, 2020, which is the same date the financial statements were available to be issued.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2019, the Company's net capital totaled $89,989 which was $39,989 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 5.53 to 1.

NOTE 4 – FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2019:

Office equipment and furnishings	$	31,023
Accumulated depreciation		29,460
	$	1,563

NOTE 5 – LEASE COMMITMENTS

The Company leases facilities for $3,866 per month under operating leases on a month to month basis with a four-month notice required to terminate the lease. Future expected minimum lease payments are as follows:

2020	$ 27,000

Rental expense approximated $46,200 for the year ended December 31, 2019.

NOTE 6 – EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Plan (Plan) for substantially all employees meeting minimum age and service requirements. The Plan provides for elective contributions by employees up to the maximum limit allowed by tax regulations. Under the terms of the Plan, the Company may make discretionary contributions. Company contributions to the Plan for the year ended December 31, 2019 totaled $13,700.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company receives insurance product commissions and advisory fees from related entities under common control. Income received from these related parties approximated $1,740,000 for the year ended December 31, 2019. Accounts receivable from these entities totaled $26,600 as of December 31, 2019.

NOTE 8 – FAIR VALUE FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable, and accrued expenses. The recorded values of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate their fair values based on the short-term nature of these instruments.

NOTE 9 – SETTLEMENT (SCSD INITIATIVE)

The accompanying financial statements reflect fees refunded resulting from the firm self-reporting under the SEC "Share Class Selection Disclosure Initiative" (SCSD). Management identified violations under the SCSD totaling $328,000 which amount is included on the accompanying statement of operations. These amounts were finalized in a settlement agreement with the SEC and were placed into escrow as mandated by the SEC in September 2019 pending further distribution.

NOTES TO FINANCIAL STATEMENTS

NOTE 10 – ACCOUNTING PRONOUNCEMENTS

During May 2014 the FASB issued "Accounting Standards Update" (ASU) 2014-09, "Revenue from Contracts with Customers" (Topic 606). ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The aforementioned ASU's are codified as "Accounting Standards Codification" (ASC) Topic 606 "Revenue from Contracts with Customers".

The Company adopted the standard on January 1, 2018. There was no impact to retained earnings as of January 1, 2018, or to revenue for the years ended December 31, 2018 and 2019, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing the new standard.

During February 2016 the FASB issued ASU 2016-02, "Leases" (Topic 842). ASU 2016-02 establishes principles that require a lessee to recognize a lease asset and a lease liability for those leases classified as operating leases under previous accounting principles generally accepted in the United States of America. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company adopted the standard on January 1, 2019. There was no impact to assets, liabilities or retained earnings as of January 1, 2019, or to revenue for the year ended December 31, 2019, as the Company's recognition of leases did not change as a result of adopting/implementing Topic 842.

NOTE 11 – COMMITMENT (IMPENDING SALE)

During August 2019 the stockholders of the Company entered into an agreement to sell 100% of the outstanding shares of Michigan Securities, Inc. The transaction, which is subject to FINRA approval, is expected to be consummated during April 2020.

SUPPLEMENTARY INFORMATION

MICHIGAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total stockholders' equity	$	171,848
Deduct stockholders' equity not allowable for net capital		—
Total stockholders' equity qualified for net capital		171,848

Deductions and haircuts on securities:

Deposits and receivables	77,666
Furniture, fixtures and equipment	1,563
Haircuts on securities-stocks and mutual funds	2,230
Unsecured debits	400
	81,859

Net capital		89,989
Net capital requirement		50,000
Excess net capital	$	39,989

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$	480,006
Percentage of aggregate indebtedness to net capital		533%

Reconciliation with Company's Computation

There are no material differences between the computation of net capital as reported in Michigan Securities, Inc. Part II (Unaudited) FOCUS report dated December 31, 2019 and the above calculations.

MICHIGAN SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

Michigan Securities, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer …".

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Michigan Securities, Inc.
Southfield, Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below which were agreed to by Michigan Securities, Inc, and the SIPC, solely to assist you and SIPC in evaluating Michigan Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Michigan Securities Inc.'s management is responsible for its SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion or conclusion, respectively, on Michigan Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 19, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
10*10*******1958*******************MIXED AADC 220
52094   FINRA   DEC
MICHIGAN SECURITIES INC
21415 CIVIC CENTER DR STE 200
SOUTHFIELD, MI 48076-3953
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _232,46_

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_83.97_)

       _____
       Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _149.19_

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. **PAYMENT:** √ the box
       Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐ $ _149.19_
       Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Michigan Securities Inc.
(Name of Corporation, Partnership or other organization)

Sandra Kuppa
(Authorized Signature)

Dated the _19_ day of _February_, 20_20_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,604,960-

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.   552-

Total additions   4605512

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   4382715

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   262-

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1014

Enter the greater of line (i) or (ii)   1014

Total deductions   4450,540

2d. SIPC Net Operating Revenues $ 154,972-

2e. General Assessment @ .0015 $ 232.46

(to page 1, line 2.A.)

2


Michigan Securities, Inc.
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5,
Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2019



Michigan Securities, Inc. Exemption Report


The following statements are made to the best knowledge and belief of Leanna Kavanagh as Chief Financial Officer/FinOp of Michigan Securities, Inc.:

I, Leanna Kavanagh, as the Chief Financial Officer/FinOp of Michigan Securities, Inc., (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

> I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.

> The Company met the identified exemption provisions for the fiscal year ended December 31, 2019 without exception.

I, Leanna Kavanagh, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Leanna Kavanagh   FINOP

Leanna Kavanagh   Title

February 19, 2020

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Michigan Securities, Inc.
Southfield, Michigan

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Michigan Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Michigan Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Michigan Securities, Inc. stated that they met the identified exemption provisions for the most recent fiscal year without exception. Michigan Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Michigan Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 19, 2020